                  SECURITIES AND EXCHANGE COMMISSION


                       Washington, D.C.  20549




                              FORM 11-K




            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934


             For the Fiscal Year Ended December 31, 1995




           CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN

                       (Full title of the Plan)



                         CERIDIAN CORPORATION
                        8100 34th Avenue South
                        Minneapolis, MN  55425

               (Name and address of principal executive
             office of the issuer of the securities held
                        pursuant to the Plan)

                          Ceridian Corporation

                      Savings and Investment Plan



Index to Financial Statements, Schedules, and Exhibits


Financial Statements                                   Page Number

Independent Auditors' Report                                2

Statement of Net Assets Available for Benefits
 with Fund Information as of December 31, 1995              3

Statement of Changes in Net Assets Available for
 Benefits with Fund Information for the Year Ended
  December 31, 1995                                         4

Notes to Financial Statements -
  December 31, 1995                                        5-9


Supplemental Schedules

Schedule 1 - Item 27a - Schedule of Assets Held
               for Investment Purposes                      10

Schedule 2 - Item 27d - Reportable Transactions             11


Signature                                                   12


Exhibits

Exhibit Index                                               13

Exhibit 23 - Consent of Independent Auditors                14

Exhibit 99 - Ceridian Corporation Savings and
               Investment Plan













                                - 1 -

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                     INDEPENDENT AUDITORS' REPORT

The Board of Directors and
the Retirement Committee of
Ceridian Corporation:

We have audited the accompanying statement of net assets available for benefits with fund information of the Ceridian Corporation Savings and Investment Plan (the "Plan") as of December 31, 1995, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1995, and the changes in net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of complying with the Department of Labor's rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        /s/KPMG Peat Marwick
                                        KPMG Peat Marwick
Minneapolis, Minnesota
May 17, 1996





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

                                      CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
                            Statement of Net Assets Available for Benefits with Fund Information
                                                      December 31, 1995
                                                   (Dollars in thousands)

                        Ceridian    New      Int'l    Capital    Prime      New                Equity   Small-Cap
                         Stock    Horizons    Stock    Apprec.   Reserve    Income   Balanced   Income    Value      Loan     Total
Investments
   Ceridian Corporation
      Common Stock      $ 1,483   $   --    $    --   $    --   $    --   $    --   $    --   $    --   $    --   $    --   $ 1,483


   T. Rowe Price Funds       --     2,891     1,079       733     2,961       696       739     2,898       661        --    12,658

   Loans Receivable
      from Participants      --        --        --        --        --        --        --        --        --       272       272

Total Investments         1,483     2,891     1,079       733     2,961       696       739     2,898       661       272    14,413


Cash
                             21        --        --        --        --        --        --        --        --        --        21

Employer Contributions
   Receivable               162       220       117        77       306        38        81       206        93        --     1,300


Net Assets Available
   for Benefits         $ 1,666   $ 3,111   $ 1,196   $   810   $ 3,267   $   734   $   820   $ 3,104   $   754   $   272   $15,734

See accompanying notes to financial statements.













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

                                               CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
                              Statement of Changes in Net Assets Available for Benefits with Fund Information
                                                   For the Year Ended December 31, 1995
                                                         (Dollars in thousands)

                           Ceridian    New      Int'l    Capital    Prime      New                Equity   Small-Cap
                            Stock    Horizons   Stock    Apprec.   Reserve    Income   Balanced   Income     Value    Loan    Total

Participant Contributions $    583  $    691  $    420  $    280  $ 1,544   $   152  $    258  $    686  $    326  $    -- $  4,940

Employer Contributions         237       296       167       106      515        57       110       289       124       --    1,901

Net Change in Fair Value
   Including Realized
   Gain (Loss)
                               454       445        88        14       --        43        55       353        41       --    1,493

Investment Income
   Dividends                    --       300        32        56      111        38        25       144        29       --      735
   Interest
                                --        --        --        --       --        --        --        --        --       12       12

      Total Additions        1,274     1,732       707       456    2,170       290       448     1,472       520       12    9,081

Withdrawals by
   Participants                 70        30        50        15      118        16        26        85        10        4      424

Net Increase (Decrease)
   prior to Transfers        1,204     1,702       657       441    2,052       274       422     1,387       510        8    8,657

Net Transfers from Other
   Plans                       420     1,077       493       185    2,530       462       177     1,484        65      184    7,077

Interfund Transfers             42       332        46       184   (1,315)       (2)      221       233       179       80       --

 Increase (Decrease) in
   Net Assets Available
   for Benefits              1,666     3,111     1,196       810    3,267       734       820     3,104       754      272   15,734

Net Assets Available for
   Benefits:
Beginning of Year               --        --        --        --       --        --        --        --        --       --       --

End of Year               $  1,666  $  3,111  $  1,196  $    810  $ 3,267   $   734  $    820  $  3,104  $    754  $   272 $ 15,734
See accompanying notes to financial statements.


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

            CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
                      Notes to Financial Statements
                            December 31, 1995

(1)  Summary of Significant Accounting Policies

          Basis of Presentation and Use of Estimates
     (a)

          The accompanying financial statements have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

          Custodian of Investments
     (b)

          Under the terms of a trust agreement between T. Rowe Price Trust Company (the "Trustee") and Ceridian Corporation (the "Company"), the Trustee holds, manages, and invests contributions to the Ceridian Corporation Savings and Investment Plan (the "Plan") and income therefrom in funds selected by the Company's Retirement Committee to the extent directed by participants in the Plan. The Trustee carries its own banker's blanket bond in excess of $50,000,000 insuring against losses caused, among other things, by dishonesty of employees, burglary, robbery, misplacement, forgery and counterfeit money.

     (c)  Investments

          Investments are stated at their approximate fair market value. Investments in the Company's common stock are valued at prices published in the New York Stock Exchange Composite Transaction listing. Investments in mutual funds are valued using daily net asset value calculations performed by the funds and published by the National Association of Securities Dealers. Loans receivable from participants are valued at principal amount plus accrued interest which approximates fair value. Net realized gains or losses are recognized by the Plan upon the sale of its investments or portions thereof on the basis of average cost to each investment program. Purchases and sales of securities are recorded on a trade date basis.

          Costs and Expenses
     (d)

          All costs and expenses of administering the Plan are paid by the Company and adopting affiliates.

            CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
                      Notes to Financial Statements
                            December 31, 1995

 (2) Description of the Plan

     The Plan is a defined contribution plan, qualified under Section 401(a) of the Internal Revenue Code, which includes provisions under
     Section 401(k) allowing eligible participants to direct the employer to contribute a portion of the employee's compensation to the plan on a pre-tax basis through payroll deductions. The Plan was initiated on January 1, 1995 for the benefit of Company employees who are U.S. citizens or resident aliens paid under the U.S. domestic payroll system but are not participants in any qualified defined benefit plan maintained by the Company. The terms of the Plan are intended to be similar to the terms of the Ceridian Corporation Personal Investment Plan, except that the Plan provides for a higher level of Company matching contributions in lieu of participation in a defined benefit plan. Eligible employees who were participants in the Ceridian Corporation Personal Investment Plan became participants in this Plan at its initiation. Further information on the transfer of the accounts of those employees is included in the accompanying note entitled Net Transfers from
                                                ``
     Other Plans.   The Plan is administered by the Company's Retirement
                 ''
     Committee, which is appointed by the Chief Executive Officer of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

(3)  Participant Accounts and Vesting

     The Trustee maintains an account for each participant, including participant directed allocations to each investment fund. Each participant's account is credited with the participant's contributions and allocations of any Company contributions and Plan earnings, less loans and withdrawals, based on the direction of the participant. Participants are immediately vested in their pretax contributions and Company basic matching contributions, plus actual earnings thereon. A participant whose employment terminated before his or her normal retirement date (age 65) for reasons other than death or disability will acquire a vested interest in performance matching contributions by the Company in accordance with the following schedule:

                                         Vested
              Years of Employment       Interest

            Less than 2 years              0%
            2 years                       40%
            3 years                       60%
            4 years                       80%
            5 or more years              100%

     Any forfeitures of unvested interests will be used to reduce future performance matching contributions.

            CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
                      Notes to Financial Statements
                            December 31, 1995

(4)  Contributions

     Participants may direct the Company to contribute to the Plan on their behalf through payroll deduction from 2% to 17% of their compensation in any pay period, subject to certain limitations. During 1995, the Plan limited payroll deduction contributions on behalf of highly compensated participants to 8% of their compensation in any pay period. No participant may make salary deferral contributions to the Plan from pay in excess of $150,000. The Internal Revenue Code limited the total pre-tax contributions of any participant during the 1995 Plan year to $9,240. In addition, for 1995, the Company made basic monthly matching contributions totalling $601,000 and declared a year-end performance matching contribution of $1,300,000. The basic monthly matching contributions were determined on the basis of 25% of the participant directed pre-tax contributions, up to a maximum of 6% of compensation in each pay period and required the satisfaction of no performance criteria. The year-end performance matching contribution resulted from the achievement of certain Company economic performance criteria and amounted to 50% of the participant directed pre-tax contributions for each pay period during 1995, up to a maximum of 6% of compensation in each pay period, for participants who were employees on December 31, 1995.

(5)  Withdrawals

     Participants, who are still employed by the Company, may only withdraw from their account for "financial hardship," as defined by federal regulations, for total disability, or if the participant is 59 1/2 years old. Withdrawals are also permitted pursuant to a qualified domestic relations order or in the event of termination of employment, retirement or death.

(6)  Loans

     Participants may borrow up to 50 percent of their before-tax account balance. Any loan must be in a multiple of $100, be at least $1,000, and not be more than $50,000 less the amount of the highest loan balance outstanding during the 12-month period that ends the day before the loan is made. Participants may not have more than two short-term (maturity of five years or less) loans and one long-term (maturity over five and not to exceed ten years) loan outstanding. The interest rate is set by the Plan administrator and is based on the prime interest rates charged by major national banks. Each loan is approved by the Plan administrator or a delegate, and the Plan Trustee maintains a loan receivable account for any participant with an outstanding loan.

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            CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
                      Notes to Financial Statements
                            December 31, 1995

(7)  Description of Investment Programs

     The participant may direct contributions, in multiples of one percent, to any or all of the funds:

          Ceridian Stock Fund - Funds are invested in common stock of
     (a)
          Ceridian Corporation. Funds representing fractional shares remain in cash or short-term accounts.

     (b) New Horizons Fund - This is a T. Rowe Price mutual fund which primarily invests in common stock of emerging growth companies to seek long-term growth of capital.

          International Stock Fund - This is a T. Rowe Price mutual fund
     (c)
          which invests in stocks and bonds of established non-U.S. issuers for long-term growth of capital and income.

          Capital Appreciation Fund - This is a T. Rowe Price mutual fund
     (d)
          which invests primarily in common stocks and related securities to maximize capital appreciation.

          Prime Reserve Fund - This is a T. Rowe Price money market
     (e)
          mutual fund.

          New Income Fund - This is a T. Rowe Price mutual fund which
     (f)
          invests in investment-grade corporate and government debt securities to provide the highest level of income over time, consistent with preservation of capital.

     (g) Balanced Fund - This is a T. Rowe Price mutual fund which invests in a diversified portfolio of common stocks and bonds to provide current income, capital appreciation, and preservation of capital.

     (h) Equity Income Fund - This is a T. Rowe Price mutual fund which invests primarily in dividend paying common stocks to provide growth of share value and high dividend income.

     (I) Small-Cap Value Fund - This is a T. Rowe Price mutual fund which seeks long-term growth of capital by investing in common stock of small U.S. companies which appear to be undervalued.

            CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
                      Notes to Financial Statements
                            December 31, 1995

(8)  Number of Participants

     The number of participants in each investment program as of December 31, 1995 is as follows:

                                             1995

         Ceridian Stock Fund                   516
         New Horizons Fund                     601
         International Stock Fund              440
         Capital Appreciation Fund             314
         Prime Reserve Fund                    837
         New Income Fund                       190
         Balanced Fund                         307
         Equity Income Fund                    591
         Small-Cap Value Fund                  369

     The total number of participants in the Plan is less than the sum of the number of participants shown above because many were participating in more than one of the funds.

(9)  Income Tax Status

     The Plan administrator will submit a request for a determination letter regarding the Plan's tax qualification and believes that the Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code, and that the trust established thereunder is thereby exempt from federal income taxes under Section 501(a) of the Code. Contributions to the Plan will not be included in the participant's taxable income for federal and, in most states, state income tax purposes until distributed or withdrawn. Each participant's portion of earnings from the investments made with contributions under the Plan, generally are not taxable until distributed or withdrawn.

 (10)     Party-in-interest

     T. Rowe Price Trust Company, as Trustee, is a party-in-interest with respect to the Plan. In the opinion of the Trustee, transactions between the Plan and the Trustee are exempt from being considered as prohibited transactions under ERISA section 408(b).

 (11)     Net Transfers from Other Plans

     Net transfers from other plans of $7,077,000 are due principally to the transfer of $5,363,000 representing the accounts of participants in the Ceridian Corporation Personal Investment Plan who did not meet the criteria to continue in that plan, as reported in the accompanying note entitled ``
                                 Description of the Plan."  In addition,
     the accounts of participants in the defined contribution 401(k) plan of the Company's User Technology subsidiary were added to the Plan on April 30, 1995 in an amount of $1,505,000.

                                                                  Schedule 1

               CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
                      Item 27a - Schedule of Assets Held
                            for Investment Purposes
                               December 31, 1995
                            (Dollars in thousands)


                                       Shares or          Fair Market
          Description                  Face Value  Cost      Value

   Ceridian Stock Fund
   Ceridian Corporation* Common Stock   35,942  $  1,151  $  1,483


   T. Rowe Price Mutual Funds**

   New Horizons Fund                   141,023     2,466     2,891

   International Stock Fund             88,241     1,010     1,079

   Capital Appreciation Fund            53,640       723       733

   Prime Reserve Fund                2,960,400     2,961     2,961

   New Income Fund                      74,988       655       696

   Balanced Fund                        55,932       690       739

   Equity Income Fund                  144,835     2,563     2,898

   Small-Cap Value Fund                 39,998       624       661

   Loan Fund
   Loans Receivable from Participants      ---       272       272
   (Range of interest rates 5.8%
     to 10.0%)

                                                $ 13,115  $ 14,413

  *Represents party-in-interest.

**The Plan invests in T. Rowe Price mutual funds through T. Rowe Price
   Trust Company, which is a party-in-interest.

 See Independent Auditors' Report

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                                                                     Schedule 2


                  CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN

                         Item 27d - Reportable Transactions

       Series of Transactions in the Same Security Exceeding 5% of Plan Assets
                          at the Beginning of the Plan Year

                            Year Ended December 31, 1995



        Identity of Party        Total          Total
            Involved/         Dollar Value   Dollar Value     Net Gain
      Description of Asset    of Purchases     of Sales       or (Loss)

      Ceridian Stock Fund*    $ 1,363,024    $   320,957     $  106,215

      T. Rowe Price
        International Stock
         Fund*                  1,124,079        130,533         13,890

      T. Rowe Price
        New Horizons Fund*      2,561,338        121,465         23,247

      T. Rowe Price
        New Income Fund*          876,450        224,325          2,594

      T. Rowe Price
        Prime Reserve Fund*     4,247,519      1,304,177             --

      T. Rowe Price
        Small-Cap Value Fund*     642,589         20,669          1,651

      T. Rowe Price
        Balanced Fund*            761,377         74,834          3,517

      T. Rowe Price
        Equity Income Fund*     2,683,242        132,988         10,879

      T. Rowe Price
        Capital Appreciation
         Fund*                    754,360         35,159          2,724

    *Since these transactions are with T. Rowe Price Trust Company, the Plan's trustee, they are with a party-in-interest.


      See Independent Auditors' Report









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                                SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   CERIDIAN CORPORATION
                                   SAVINGS AND INVESTMENT PLAN


Date: June 24, 1996
                              By:  /s/John A. Haveman
                                   John A. Haveman
                                   Secretary for and Member of the
                                    Ceridian Corporation Retirement
                                    Committee






































                                 - 12 -



                               EXHIBIT INDEX

          Exhibit             Description                           Code

          23        Consent of Independent Auditors                   E

          99        Ceridian Corporation Savings and
                    Investment Plan                                   E

Legend:   (E)   Electronic Filing
        (IBR)   Incorporated by reference from previous filing
















































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